UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of November 2025

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

Index Tower (East Tower), Unit 1703, Dubai (DIFC), United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.

Information contained in this report

On November 24, 2025, the Registrant published its unaudited interim condensed consolidated financial statements for VEON Ltd. as of and for the nine and three-month periods ended September 30, 2025, a copy of which is furnished hereto as Exhibits 99.1.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Unaudited interim condensed consolidated financial statements for VEON Ltd. as of and for the nine and three-month periods ended September 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: November 24, 2025

	By:	/s/ Vitaly Shmakov
	Name:	Vitaly Smhakov
	Title:	Acting Group General Counsel